FOIA Confidential Treatment Requested

September 14, 2015
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Mail Stop 4631
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014, filed February 24, 2015
File No. 001-16811

Dear Mr. O’Brien:

United States Steel Corporation (“U. S. Steel”, “we”, “us” or the “Company”) hereby submits responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (the “Form 10-K”), as set forth in your letter dated August 31, 2015 (the “Comment Letter”).
In responding to the comments contained in the Comment Letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
Our responses to the Comment Letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter, marked by the symbol [***]. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this

Confidential Treatment Requested by United States Steel Corporation    USS00001

Securities and Exchange Commission
September 14, 2015

correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

SEC Comment #1
Form 10-K for the year ended December 31, 2014

4. Deconsolidation of U.S. Steel Canada and other charges, page F-17

“We have read your response to comment 4 in our letter dated July 16, 2015. Please explain to us how you reasonably determined that the fair value of the USSC assets substantially exceeded carrying value at September 16, 2014, so that there would be enough cash available for you to recover the $434 million. In this regard, please discuss the material assets that you concluded had fair values greater than carrying values at the CCAA filing date and provide us an analysis of the USSC asset with the largest excess of deemed fair value over carrying value along with your calculations and assumptions that support that conclusion. Tell us what specifically happened in the three months ended June 30, 2015 that indicated that your prior fair value estimates were not accurate.”
Response:
We did not determine that the fair value of U. S. Steel Canada Inc.’s (USSC) assets exceeded the carrying value at September 16, 2014. The estimation of the fair value of USSC’s assets was the initial step in the process of assessing the collectability of our secured and unsecured claims. As noted in our response to the Commission dated August 13, 2015, we employed the use of a third party valuation specialist to estimate fair value. The fair value assessment of USSC’s assets was done for the purpose of estimating a cash recovery amount of the assets, not to assess USSC’s assets for impairment under Accounting Standards Codification (ASC) Topic 360, Property, Plant and Equipment. The cash recovery value was then used in the preparation of a waterfall analysis, which was a method used to estimate the extent to which the cash proceeds could be used to satisfy the existing secured and unsecured creditor claims in USSC’s Canada’s Companies’ Creditors Arrangement Act (CCAA) filing.
The USSC assets that were included in the fair value estimate were the Lake Erie Works, the Hamilton Works finishing operations, and the Hamilton Works coke operations (the “USSC Businesses”), non-operating real property and other assets including cash on hand as well as investments in two joint ventures. As disclosed on page F-19 of the Form 10-K, in Note 4, Deconsolidation of U. S. Steel Canada and other charges, the Hamilton Works finishing operations had negative cash flows and therefore could not be valued on a discounted cash flow (DCF) basis. Instead, it was valued under a liquidation basis using replacement costs, market comparables and other recoverability measures. The remaining USSC Businesses and the joint venture investments were valued on a going concern basis.
The going concern fair value for the Hamilton Works coke operations and Lake Erie Works was determined based upon an income approach using a DCF analysis, discounted at a rate reflecting a market participant weighted average cost of capital.

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Securities and Exchange Commission
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The amount and timing of future cash flows within the DCF analysis and the liquidation basis were based on the following inputs within the fair value framework prescribed by ASC Topic 820, Fair Value Measurements, as disclosed in the table below.

Level 2 Other Observable Inputs	Level 3 Other Unobservable Inputs
Market Participant Weighted Average Cost of Capital (1)	Recent Operating Budgets
Perpetual Growth Rate (2)	Long Range Strategic Plans (five years)
Market Comparables	Estimated Shipments (3)
Replacement Cost	Projected Raw Material Costs (3)
Projected Margins (3)
Recoverability Measures
(1) Ranged from 15.54% - 18.31%
(2) Set at approximately 2%
(3) As projected in the five-year strategic plan
The combined fair values of these assets (see detail in the following table) were assumed to be cash proceeds that would be used to satisfy USSC’s secured and unsecured creditor claims.

[***]

The waterfall analysis started with the estimated proceeds available from disposition of the assets, which was then allocated to each of the secured and unsecured claims. It was assumed that the secured creditor claims would be satisfied in their entirety and the unsecured claims would be satisfied on a pro rata basis out of the remaining proceeds. At September 16, 2014, we had secured claims related to loan and interest payable amounts from USSC of approximately $[***] million and unsecured claims of $[***] billion consisting of trade accounts receivable and additional loans and interest payable from USSC. Based on our assumptions, the amount of proceeds remaining after all secured claims had been satisfied indicated we would recover approximately [***]% of our unsecured claims.
The following table provides the detail of our estimated secured and unsecured retained interest at September 16, 2014:

[***]

Due to the uncertainty of the claims process in the CCAA proceedings, which will ultimately determine the recoverability of the Company’s secured and unsecured claims, disclosure was provided on page 60 in our Form 10-K for the year ended December 31, 2014 as follows:
“Changes in any of the assumptions used in the valuations could result in management reaching a different conclusion regarding the recoverability of the loans, associated interest and net trade accounts receivable from USSC, any of which could be material. U. S. Steel’s recoverability evaluations involve uncertainties from economic and other events, including changes during the

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progression of the CCAA proceedings, which are beyond the control of U. S. Steel, that could positively or negatively impact the anticipated future operating results for the USSC Businesses and the actual recovery rate could differ materially from our estimated rate used to determine fair value at December 31, 2014.”
For the quarters ended December 31, 2014 and March 31, 2015, we continued to assess the recoverability of our claims through various internal control procedures, which included discussions with internal and external legal counsel to understand the progression of the CCAA process, evaluation of economic factors that could impact recoverability of our retained interest and updates of the significant assumptions within the waterfall analysis. These procedures did not indicate that there was a change in the recoverability of our retained interest.
During the quarter ended June 30, 2015, our internal control procedures indicated that the recoverability of our claims may be less than the previously reported retained interest of $434 million. Economic conditions during the second quarter of 2015, including the strengthening of the U.S. dollar and high levels of sheet imports, many of which we believe are unfairly traded, greatly impacted the steel industry and resulted in reduced steel prices. Spot prices for flat-rolled products have decreased at an accelerated pace reaching levels well below market expectations at the beginning of 2015. Second quarter of 2015 average prices on CRU's published North American steel index (“CRU Prices”) decreased approximately 30% from the fourth quarter of 2014 average CRU Prices. Decreased steel prices have an adverse impact on steel company valuations.
As a consequence of these factors, we reduced the estimated fair value of the USSC assets and cash proceeds available for claims settlement, which substantially reduced our assumed recovery rate for our unsecured claims. The fair value of the USSC assets was reduced by approximately 67% from September 16, 2014 to the filing of the second quarter 2015 Form 10-Q. This decrease is consistent with decreases in certain steel companies' market capitalizations over the same period, including U. S. Steel and AK Steel which both decreased between 60% and 70%.

SEC Comment #2
24. Contingencies and Commitments, page F-53

“We have read your response to comment 5 in our letter dated July 16, 2015. So that we may understand your materiality assessment, please tell us the average settlement cost per claim for each period. Please disclose that the average settlement costs per claim were immaterial in each period.”
Response:
For the fiscal years ending 2012, 2013, and 2014, U. S. Steel resolved approximately 190, 250 and 190 asbestos cases, respectively, through a paid settlement or other disposition (e.g., a dismissal). For each of these periods, the total amount paid to settle cases was approximately $[***] million, $[***] million and $[***] million, respectively. Dividing the total settlement amount paid by the total number of cases resolved indicates that the average settlement amount paid per asbestos case resolved was approximately $[***] in 2012, $[***] in 2013, and $[***] in 2014. A majority of cases filed against U. S. Steel are resolved without any payment made to a claimant (e.g., by dismissal or summary judgment). Looking only at the cases that were resolved by payment to a claimant, our average settlement award per case was approximately $[***] for 2012, $[***] for 2013, and $[***] for 2014. Both of these calculations demonstrate that the average settlement

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Securities and Exchange Commission
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award per case was immaterial to U. S. Steel’s consolidated financial statements and its results of operations in each period.
Please contact me (412-433-5394), or, in my absence, Kim Fast, Assistant Corporate Controller (412-433-5572) with any questions. With respect to any legal issues, please contact Arden Phillips, Corporate Secretary & Associate General Counsel (412-433-2890) directly.

Sincerely,
/s/ Colleen M. Darragh
Colleen M. Darragh
Vice President and Controller

cc: David Burritt
Kim Fast
Arden T. Phillips

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